July 27, 2020

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Attention: Elena Stojic

RE:	Response to SEC Comments for the N-1A Filing (File number 333-234544) of American Conservative Values ETF (the “ACV ETF”) and American Conservative Values Small-Cap ETF (the “ACV Small-Cap ETF”)(each a “Fund” and collectively, the “Funds”), each a series of ETF Opportunities Trust (the “Trust”)

Dear Ms. Stojic:

This letter provides the Trust’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you recently provided on July 23, 2020. The comments pertain to the Funds’ Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, and Amendment No. 1 under the Investment Company Act of 1940, as amended, to the registration statement on Form N-1A, which was filed on June 15, 2020 (the “Amendment”). For your convenience, I have summarized your comments in this letter and provided the Trust’s response below each comment.

Note: In providing comments, you indicated that we should determine whether any comments given for a particular Fund was applicable to the other Fund and address the comment with respect to that other Fund. The Trust verifies that it analyzed your comments with respect to each of the Funds to determine applicability.

PROSPECTUS

American Conservative Values ETF

Principal Investment Strategies

1.	Comment: The principal investment strategies for each of the Funds note that with respect to each Fund, “[Fund Investor sourced research and opinion is captured through a proprietary web-based advocacy platform. . . .” Please confirm supplementally to the Staff whether there is any compensation to the investment adviser with the proprietary platform and why the platform is not considered an adviser under Section 202(a)(11) of the Investment Advisers Act.

Response: The investment adviser to the Funds has confirmed that it receives not compensation for the proprietary platform. The proprietary platform is an information gathering tool only and no compensation is paid to the investment adviser or any other party for its use – the investment adviser’s only compensation that it receives is set forth in the registration statement.

Since there is no compensation, the platform does not fall within the definition of an “investment adviser under Section 202(a)(11).

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

ETF Opportunities Trust

July 27, 2020

2.	Comment: The Staff requests that an updated auditor’s consent be include in the next pre-effective amendment to the Trust’s registration statement.

Response: The Trust included an updated auditor’s consent in the pre-effective amendment that has been filed contemporaneously with this correspondence filing.

3.	Comment: In the 3rd paragraph, please provide additional clarification as to what conservative political, social and economic beliefs and values are and provide a few examples of the foregoing.

Response: The Trust has revised the disclosure to address the Staff’s comment.

4.	Comment: With respect to the “Fund Investor sourced research and opinion” that is descried in the 6th paragraph, please explain supplementally the policies and procedures of the Fund’s investment adviser that are in place with respect to investor nominated companies (explain how the process will work, how opinions are aggregated, . . . etc.). Also, please advise supplementally whether the investment analysis with respect to investor nominated companies will be any different than companies that are being considered that are not investor nominated.

Response: Investor sourced research and opinion will be collected during announced date/time windows. Once the window is closed, the investment adviser will analyze the results using a weight of the evidence approach. The investment adviser will employ two aggregation methodologies: The first is share ownership weighting and the second is an equal weighting of shareholders, owning more than a threshold level. The investment adviser believes that a weight of evidence approach is warranted by the novelty of the process and the presence of unknown factors, such as the number of shareholders and the ability to validate a sufficient percentage of shareholder ownership. The investment adviser’s analysis will evolve with operational experience. Investor nominated company data is an input into the investment adviser’s securities selection process. The investment adviser’s investment analysis of securities is the same for all companies prior to its analysis of the investor nominated companies.

5.	Comment: In the most recent correspondence filing submitted by the Trust, the Trust’s response indicated that it made revisions with respect to the “issuer specific risk,” yet the redline comparison supplied to the Staff did not reflect any revisions. Please make any such necessary revisions in the next submitted pre-effective amendment.

Response: The investment adviser has advised that this risk, including the component disclosing the increased sensitivity to adverse issuer, political, regulatory, market, or economic developments was an oversight and should not have been included in the risk disclosures.

6.	Comment: In the most recent correspondence filing submitted by the Trust, the Trust’s response indicated that it made revisions with respect to the “regulatory risks,” yet the redline comparison supplied to the Staff reflected that this risk was still in the filing. Please make any such necessary revisions in the next submitted pre-effective amendment.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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ETF Opportunities Trust

July 27, 2020

American Conservative Values Small-Cap ETF

Principal Investment Strategies

7.	Comment: The Staff notes that the redline comparison submitted to it contemporaneously with the Trust’s most recent correspondence filing inadvertently included a reference to the high end of the capitalization range for this Fund at $6.0 billion when the Trust advised that it had been lowered to $4.0 billion. Please revise.

Response: The Trust has revised the disclosure to address the Staff’s comment.

8.	Comment: In the first sentence of the 6th paragraph, please add a comma after the word, “polling.” Additionally, in that same sentence, change the term, “the Fund’s investors” to “Fund investor sourced research and opinion.”

Response: The Trust has revised the disclosure to address the Staff’s comment.

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The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively

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